INVEST IN **WITHCO "WITH COMPANY"**

Functional mixes using fresh juices & real botanicals. Mix with spirits or soda


WITH CO

withcococktails.com   Nashville TN

LEAD INVESTOR



Matt Poliseno

I've had the privilege to witness the WithCo team take an idea and make it a nationally distributed product. It's been incredible to watch and support this journey as a friend and raving customer of the product itself. The team has accomplished so much in in such a short amount of time while only having just begun their journey. The product is the hands down the best mixer on the market, but more importantly the team, the vision, and the community behind the it are what make WithCo an incredible company and investment opportunity. Normally you need a lot more cash to get involved with something like this. Join us - you'll be glad you did.

Invested $5,000 this round

Highlights

1. 💰 Over $6m in revenue in 3 years.
2. 🏈 Served in NFL, MLB, & NHL Stadiums
3. 🚛 Distribution deals with the 3 largest Spirits and 2 Grocery Distributors in the US
4. 🏬 Carried in CVS across 8 states and 1700 TARGET locations launching in March 2023
5. 💰 $20mil projected by 2025
6. Currently in conversations with Kroger, Walmart, Wegmans, Sprouts, The Fresh Market, CostCo.
7. 📈 Mixer Category Market is expected to reach $15B globally by 2028
8. 🏬 Multiple Sales channels : Online, Liquor Stores, Stadiums, Grocery Stores, and Behind Bars.

Our Founder



Joshua Ellis Founder & CEO

15 years of business & entrepreneurship experience ranging from beverage, real estate, and corporate 500 companies. 2x Founder. Scaled WithCo company 1500% growth in 24 months.

We knew that creating cocktails and mocktails at home and behind the bar is time consuming, costly, and far too complicated. We knew that fresh ingredients cocktails were something we desired in our life and knew others desired the same. For us, we started this for the aspect of helping people drink "with company." Which is what WithCo stands for.

Welcome to WithCo. We're glad you're here. Let us

take you on a journey.



WHO WE ARE
A non-alcoholic cocktail mix using only fresh juices and real botanicals.
We're the first of our kind

Our mixes are made with only the freshest ingredients possible. Why? Because fresh simply tastes the best. Packed with functional ingredients like lavender, rose, ginger root, bee pollen, and more - so you can feel good about what you consume.



drink
With Fresh Ingredients
With Sparkling or Soda
With Good Company



What We Do
AT HOME
We create premium cocktail mixes. Bringing great drinks out of the bar, and into your home. Simply mix WithCo and your spirit or soda water of choice, and return to the ritual of connection with cocktails, conversation, and community.
AT THE BAR
We help stadiums, hotels, and hospitality groups build elevated, profitable, and customer-focused beverage programs.

We launched our mixes into the market with a focus on **at-home consumption**. Which paired well for us during the 2020-2021 Pandemic as at-home consumption sky rocketed.

Since then we've created a larger format bottle which now plays a roll **behind bars** in the likes of stadiums, hotels, and hospitality groups. Talk about a full circle moment for the mixes.



WITHCO COCKTAILS
THE PROBLEM
The cocktail mixer category has been historically inundated bitter sour mixes and sugar-sweet concoctions.
If you read the nutritonal panels you'll find loads of preservatives, additives, "natural flavoring", and ingredients you cannot pronounce.
WITH CO SOLUTION
Our product is the first of its kind using only fresh juices and real botanicals.
Free of preservatives, additives, concentrates, and "natural flavoring."
Because fresh is simply the best.


WE'VE GOT BIG PLANS
We're innovating the $254B annual US Alcohol industry for premium cocktails at home and behind the bar.
IN A GROWING INDUSTRY
Cocktail Category in 2020 : $3 Billion
Cocktail Category in 2028 : $14.6 Billion
Projected

THE STORY


CHANEL

Joshua Ellis and Bradley Ryan here, the Co-Founders of WithCo. We set out to find a product on the market to help us create bar-quality cocktails at home using fresh ingredients that were free of preservatives, additives, concentrates, and "natural flavoring."

We discovered that non exists. So, with Bradley's mixology background and bar-operations mind, they set out to create the first fully fresh ingredient, bar-to-bottle mix using only fresh juices and real botanicals.

We've taken all the prep work for you — The measuring, the muddling, the chopping. All you have to do is add ice, a splash of liquor or soda water and give it a stir.


WITH CO

WithCo stands for *With Company*. For us, it's always been about bringing people together. We created a simple way for you to return to the ritual of connection with cocktails, conversation and community.

What began as a backyard birthday party sparked an idea to create cocktails with *real ingredients* and sell them online, in stores, and behind bars.




WITH CO
WITH COMPANY

Throughout 2020-2022 we experienced tremendous growth and began building out our team which is now filled with our Co-Founders, Operations Director, Sales and Customer Service, Warehouse and Logistics, Sales Reps and Brokers.

We now have over 6,000 sq. ft. of office and warehousing in Nashville Tn.


Meet the team.
Joshua Ellis
Co-Founder & CEO
Shaun McKinley
Director of Operations
Nicole Ellis
Sales and Customer Service


Bradley Ryan
Co-Founder & Product Development
Luke Sutton
Warehouse & Logistics
ADDITIONAL MEMBERS
Florida State Manager
(2) Advisors with 20+ years of Beverage Experience
(2) Grocery Brokers
(1) Director of E-Com and Digital Marketing









THE PRODUCT

Let us dive a little deeper into the product itself. Our fresh ingredient mixers current come in 3 different sizes. Our 4oz sampler kit bottles, 16oz white bottle, and our 750ml bottle (similar to a traditional liquor or wine bottle).


BRAND ELEMENTS —
THE DROP
A representation of the fresh product within
THE NAME
WithCo stands for *with company*. With a focus on community first, WithCo is best shared with good company
THE INGREDIENTS
Clean, transparent ingredients packed with functional benefits
WITH CO
WITH COMPANY COCKTAILS
AGAVE MARGARITA


Best Enjoyed
With Company

16OZ Bottles *Used Online, Amazon, Grocery & Retail*

Our 16oz bottle is our flagship product that comes in 7 flavors. Each bottle serves 10 drinks. Excluding the Old Fashioned which serves 32 cocktails per (16oz) bottle.


AGAVE MARGARITA
INGREDIENTS
Agave Nectar / Fresh Lime / Orange / Water
FUNCTIONAL BENEFITS
Antioxidant / Immunity / Kidney Support / Metabolism
PAIRINGS
Tequila / Mezcal / Soda Water
WITH CO
WITH COMPANY COCKTAILS
AGAVE MARGARITA


BOUQUET
INGREDIENTS

Petals & Buds / Cane Sugar

FUNCTIONAL BENEFITS

Digestion / Antioxidants / Calming / Stress Relief

PAIRINGS

Vodka / Gin / Tequila / Rum / Champagne / Soda Water


WITH CO
WITH COMPANY COCKTAILS

HONEY SOUR

INGREDIENTS

Bee Pollen / Raw Lemon / Fresh Lemon

FUNCTIONAL BENEFITS

Liver Support / Inflammation / Immunity / Antioxidants

PAIRINGS

Gin / Tequila / Whiskey


WITH CO
WITH COMPANY COCKTAILS

ELLIS OLD FASHIONED

INGREDIENTS

Madagascar Vanilla / Angostura Bitters / Orange / Cinnamon

FUNCTIONAL BENEFITS

Immunity / Anti-Inflammatory / Neuroprotective

PAIRINGS

Whiskey / Anejo Tequila / Mezcal


WITH CO
WITH COMPANY COCKTAILS

GINGER MULE

INGREDIENTS

Ginger Root / Angostura Bitters / Fresh Lime Juice

FUNCTIONAL BENEFITS

Digestive Aid / Anti-Inflammatory / Antioxidant / Anti-Nausea

PAIRINGS

Vodka / Whiskey / Tequila / Mezcal / Soda Water


WITH CO
WITH COMPANY COCKTAILS

HEY GIRL

INGREDIENTS

Cucumber / Fresh Mint / Fresh Lime / Cane Sugar

FUNCTIONAL BENEFITS

Digestive / Anti-Inflammatory / Antioxidant / Brain Support

PAIRINGS

Vodka / Gin / Tequila / Mezcal / Soda Water


WITH CO
WITH COMPANY COCKTAILS

BLOODY MARY




INGREDIENTS
Tomato / Celery Salt / Horseradish Root / Apple Cider / Lemon / Paprika / Ginger Root
FUNCTIONAL BENEFITS
Digestive Aid / Anti-Inflammatory / Antioxidant / Anti-Nausea
PAIRINGS
Vodka / Whiskey / Tequila / Mezcal / Soda Water
WITH CO


COMING SOON
Espresso
MARTINI

750ml Bottles *Bars, Restaurants, Stadiums, Hotels, Venues, and Casinos*

Our 750ml bottles serve our B2B partners. Ideal for high volume, speed and ease, consistency and profitability at every pour, we're helping raise the bar.






Old Fashioned Cocktail Recipe - WithCo Cocktails
Watch later
Share


Watch on YouTube

Non-Alcoholic Industry

An interesting aspect of our product is that it not only serves in the liquor space but as well as the non alcoholic space.

The non-alc industry is one of the fastest growing trends in beverage. With more people turning to sober or lower abv. lifestyles, WithCo is becoming part of this international conversation.

Many of our mixes pair with soda water giving it way to fresh ingredient, botanical non-alc beverages at home and behind bars.


Non-Alc Trends
On The Rise
Non-alc beverages are making their way onto millions of menus across the world. WithCo's fresh juice and real botanicals pair perfectly with any non-alc spirit alternative or soda water giving it massive market opportunity with exceptional taste .

THE NUMBERS

Now, let's dive into the numbers. Here, we'll share historical growth, current sales channels, and many of our current partnerships.


THE
NUMBERS


Notable Highlights
Carried in over 350+ Stores Nationwide
Launching 1700 TARGET Stores in March 2023+
In conversations with Kroger, Walmart, Wegmans, Sprouts, The Fresh Market, COSTCO and a many regional natural grocery accounts
Served in over 35 Bars + Restaurants
Signed with the 2 largest spirits distributor in the US
Signed with one of the largest grocery distributors in the US+
Carried in 251 CVS Locations
Official Cocktail Partner of the Tennessee Titans
Official Cocktail partner of the Florida Panthers NHL Team
Served in Bank of America Stadium (Home of the Carolina Panthers)

Over the last 3 years, we've experienced tremendous growth leading us from our living room to out growing 4 different warehouses in the span of a year and hiring over 10+ employees and industry experts. Our growth has been through direct to consumer, liquor store distribution, hospitality and grocery.

1500% GROWTH IN 5 YEARS	30,000+ NEW CUSTOMERS IN 30 MONTHS	8.5Million COCKTAILS SOLD
Combination of Direct to Consumer, Business to Business Wholesale and Liquor Store Distribution.	Customer Retention is estimated at 30 percent and growing as we continue to build a deeper relationship with our customers.	People love WithCo and our number of cocktails sold increase every single day.



WithCo Story
WithCo Cocktails
COCKTAILS
01:48
vimeo



FINANCIALS

2019 / 2022

	2019	2020	2021	2022	TOTAL
REVENUE	$95,000	$1,050,000	$2,550,000	$2,000,000	$5,695,000

2022 — Why did we do less revenue?
We intentionally scaled back our revenue and online marketing spend to shift our toward wholesale with grocery and retail. 2020-2021 E-Com was profitable online but post COVID became very costly in 2022 - so we pivoted. We also decided to get lean the second half of 2022 and decreased our monthly expenses by 25% a month. This new pivot is sending us into a significant growth year for 2023 and beyond.

We secured a major retailer (est. $600k order) in orders in 2022 but the final order landed in 2023. Otherwise 2022 would have reflected a higher revenue.



SALES CHANNELS

We are focused on 3 **major points of sales and distribution** which combine a structure of a spirits company paired with a CPG (Consumer Product Good) company. We are doing this through **Retail** (Grocery & Liquor Stores), **Online** (past and future customers), and **Hospitality** (Bars, Restaurants, Stadiums, Venues, Hotels and locations that focus on high volume cocktail programs.

A large part of our business comes from partnering with organizations and we've been blessed to work with some incredible companies across sports & entertainment, hospitality, and retail.

Wholesale Partners

RETAIL & GROCERY

The retail landscape has drastically changed over the past few years for up-and-coming food and beverage brands. Now more than ever, "Better-For-You" products are taking priority on the store shelves.

Why? Because consumers are desiring better products with clean nutritional panels and transparent ingredients.

This goes for the cocktail mixer category which has historically been inundated with high calorie, high sugar, "naturally flavored" cocktail mixers.

Until now..


target
LAUNCHING 1700 STORES

Our retail pivot last year led us to one of the biggest partnerships a young, growing brand could dream of. **TARGET** with 1700 store launch in March of 2023.

With the help of our 2 grocery brokers we have entered conversations with some of the biggest retails in the US. Our focus in to gain traction in all the natural stores first while doing regional test in the larger national accounts.

These will not all happen in 2023 but this has created a very scalable model for us to grow year over year.

We're currently speaking with —

We came into 2023 strong with our sights set on approaching national chain and retail grocery accounts. In January and February we've had the opportunity to open discussions with the following brands.

HOSPITALITY

WithCo was born behind the bar before it ever made it's way into a bottle. So, it's only natural that we're finding demand behind the bar again.

Post pandemic, the need for a batched cocktail mix has never been needed more. With high turn over and staffing issues, WithCo creates a simple 2-part cocktail to create speed, ease, consistency, quality and profitability for any beverage program.



Who we are helping —
Hotels Stadiums Arenas Restaurants Bars Venues
From high volume stadiums, luxury hotel chains, and menu consulting for bars and restaurants, WithCo's streamlining beverage programs through multiple channels of on-premise.
Few of our partners



Current Problems
Beverage programs are time consuming, costly, far too complicated, often resulting in sub-par experience for customers.
Option 1
01 Purchasing Low Quality Cocktail Mixers
02 Poor Taste and Customer Experience
03 Reduction Of Reorder Velocity
Option 2
01 Purchasing Multiple Ingredients From Different Vendors
02 Staff Training and Labor Costs for Prep
03 Inconsistency of Cocktails
04 Lack Of Speed and Ease
05 Using Sub-Par Quality Ingredients

Largest Pain Points behind the bar: Speed & Ease, Consistency, Quality

Our mixes create a "Bar Program in a Box" to the bar or restaurant. Allowing them to solve all of their problems while creating a profitable beverage program.

The largest problem hospitality industry, it's within high-volume



WithCo Solutions
Quality Ingredients
Our mixes use fresh ingredients, real juices, and are free of artificial sweeteners, "natural flavoring" often found in other mixes.
Cost
WithCo's average cost per pour is between $0.30-$0.85. Forecasting and hitting margin goals is important to every business, and we're here to help reduce waste, prep, and labor time.
Speed and Ease
Every WithCo flavor is built to be a simple 2 step cocktail where no extra ingredients are needed. Each drink can be made in 15 seconds decreasing ticket times, increasing sales, and enhancing the overall guest experience.
Consistency
By outsourcing the cocktail prep to WithCo, bars are able to provide impeccable consistency regardless of which bartender is working or their level of experience. Staffing, training, and ingredient quality are major pain points that often result in subpar beverage quality, and WithCo's mixes provide a solid foundation of which to build a consistent beverage program.



Hospitality -


Monthly Sales Projections
*Assuming 8 cases per month per location
$10M
$5M
$1M
$500k
$250k
$100k
$0
100
250
500
1,000
2,500
10,000
Number Of Locations
100 Bars/Restaurants : $96,000 month
250 Bars/Restaurants : $240,000 month
500 Bars/Restaurants : $480,000 month
1000 Bars/Restaurants : $960,000 month
2,500 Bars/Restaurants : $2.4M month
10,000 Bars/Restaurants : $9.6M month

From bars, restaurants, casinos, stadiums, resorts, theme parks, and venues the ability to scale into these bar programs is endless.

So, how do we get in front of these bars and restaurants?

National Accounts like Hyatt, Hilton, Marriott, Buffalo Wild Wings, North Italia, Cheesecake Factory and restaurant groups alike, review their beverage menus every year to make changes, updates, reviews, and look for ways to create consistency and efficiencies in their programs.

WithCo's team has identified the top beverage agencies that work directly with these major hospitality groups.

In addition, with the WeFunder raise we will be hiring a Director of National Accounts to focus on this area of the business.



Official Cocktail Partner of the Tennessee Titans

Every stadium we speak to is desiring a better beverage program. They understand that fan experience if the most important part of the game experience.

From games to concerts, WithCo is helping stadiums, arenas, venues, and organizations create elevated, profitable and fan-focused beverage programs.

The weeks following our announcement with the Titans has led to over 10 stadium conversations with sports organizations looking to elevate their beverage experience using WithCo.


CASE STUDY
"By using WithCo we've decreased our costs, staff training, inconsistency, while increasing customer experience, reorders, and overall profitability."
COCKTAILS SERVED
18,360
JUNE - NOV 2022
PROFITABILITY (PER DRINK)
+85%
AVERAGE COST
$0.30-0.80
PRODUCT SHELF-LIFE



5 REASONS YOU SHOULD INVEST IN WITHCO


5 REASONS YOU SHOULD INVEST
01 — MARKET DISRUPTION
02 — PROVEN REVENUE GROWTH
03 — DISTRIBUTION NETWORK
04 — RETAIL CHANNEL SUCCESS
05 — HOSPITALITY CHANNEL EXPANSION

Reason #1 WithCo is disrupting a market that has dominated market share for years by creating value in multiple different channels. Ready to drink and mixers are some of the fastest growing categories in beverage and WithCo is at the forefront with unprecedented growth.

Reason #2 From 2017-2019 we sold $300,000 in sales. From 2020-2022 we have surpassed $6M in sales. In 2023 revenue alone will reach $5MM in annual sales.

Reason #3 WithCo is prepping to scale into national distribution and we've secured support through the 3 largest distributors in the US.

Reason #4 We are growing our retail distribution to sell into over 2,500 locations by the end of 2023, 5,000+ stores by 2024 and over 10,000 locations across the United States by 2026. We're focused on Natural Grocery chains such as Whole Foods, Sprouts, The Fresh Market, Target, Publix, etc.

Reason #5 We're helping stadiums, arenas, venues, and organizations create elevated, profitable, and fan-focused beverage programs. Currently pending more than half a dozen professional stadiums across NFL, NHL, NBA, MLS, and MLB with many more in the funnel. This channel has the opportunity to drive the largest sales multiple when it comes to us exiting the company.

How did we calculate the current valuation? CPG (consumer product goods) companies have multiples ranging from 3-5x top line revenue while beverage and spirits companies have multiples as high as 15x top line revenue. *Our current valuation of $17mm is made up of a 3.5x multiple on 2023's projected revenue*

HOW WE PLAN TO USE THE FUNDS


Use Of Funds
01 — HIRE DIRECTOR OF SALES
02 — IN HOUSE MARKETING TEAM
03 — RETAIL MARKETING

1) Hire an experienced Director of On Premise This position will focus on securing more placements behind bars. "On Premise" is an industry term for anywhere that serves our product behind their bar. This professional will focus on chain restaurants, hotels and casinos, and professional stadiums and venues..

2.) In House Marketing Team : We need support across our digital marketing

2.) In-House Marketing Team: We need support across our digital marketing efforts. From social media management, brand & design, PR, and other digital outlets to reach more customers and increase revenues.

3.) Retail Marketing: As we secure a big chain placement, we need to make sure it is selling through (not just sitting on the shelves). There is always a competition for shelf space the brands that perform best at retail will be the ones that stick around.

HOW DO YOU MAKE YOUR MONEY BACK?


THE RETURN
Now, grab a seat and let's talk about how you get your money back.

The beverage industry is one that often ends in acquisition. Emerging brands enter the space, grow their footprint through distribution channels then sell the company at a higher multiple.

Similarly, our plan is to do the same. Beverage multiples are often factored in on gross revenue not EBITA and we've seen multiples range from 4X revenue up to 15X revenue.

Let's review a few companies that have exited in the beverage space.


Strong Brands Can Warrant High Multiples
Strategic firms have historically acquired high-growth beverage brands from 5x-7x revenue, with a premium paid for the highest quality brands.
Cut Water
Revenue : $50M
Sold for : $325M
Multiple : 6.5X Revenue
High West
Revenue : $25M
Sold for : $160M
Multiple : 6.2X Revenue

01 - You invest at a $17MM Valuation

02 - We follow our growth plan and increase valuation dramatically

03 - As we increase the value of the company, the value of your ownership increases. When we sell the company you get paid the appreciate of your ownership.


HOW DO YOU GET YOUR MONEY BACK?
01 You invest at a $17MM valuation
02 We follow our growth plan and increase valuation dramatically.
03 As we increase the value of the company, the value of your ownership increases. When we sell the company you get paid the appreciation of
BUY BACKS & DIVIDENDS
Our future growth gives us the potential to become highly profitable in a way that could support buybacks and potential dividends.
ACQUISITION
It's common for growing companies to experience interest from larger companies looking to buy them,
ESPECIALLY IN BEVERAGE

your ownership.

Here is our 4 year forecast

PROJECTIONS

	2023	2024	2025	2026	2027
REVENUE	$5MM	$7.5MM	$15MM	$25MM	$55MM
5X VALUATION	$25MM	$37.5MM	$75MM	$125MM	$275MM
10X VALUATION	$50MM	$75MM	$150MM	$250MM	$550MM

BEVERAGE MULTIPLES CAN RANGE FROM 5x-15x ON GROSS SALES

A final message from the founders and the team that makes up the WithCo family.


COCKTAILS

We have poured our hearts and souls into building this company. We like to say that entrepreneurship is the ability to see a vision in the future and wake up everyday to make that dream a reality. THAT is the story here at WithCo.

This is more than a company to us, this is a legacy. This is our chosen path and one we do not take lightly.

Thank you for taking the time to learn about our company, our vision for the future and our pursuit to help people gather, one cocktail at a time.

A message to all you future investors

For the past few years of growth we've not had a plethora of dollars to spend; we've grown with hard work and dedication. That drive remains ever strong, and with your support we can't wait to push to the next level.

We understand that you are choosing to believe in us. We plan to steward your money well and put it toward things that have been aligned in this pitch above.

Thank you,

- WithCo Team

Downloads

16oz Bottle Overview

750ml Bottle Bar Program